investor

03032826

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING
RECEIVED
OCT 14 2003
WASH. D.C. 187 SECTION

October 6, 2003

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh
Compliance Manager

PROCESSED
OCT 29 2003
THOMSON
FINANCIAL

Enclosure

82-34698

Disclosure Notice

Stockholm, October 6, 2003

Due to Pyrosequencing's acquisition of Personal Chemistry, Investor's shareholding in the new merged company, through the wholly owned subsidiary Investor Growth Capital, will amount to 6,745,734 shares corresponding to 11.7 percent of the votes and capital.

Prior to the merger, Investor Growth Capital's stake in Personal Chemistry amounted to 17.0 percent of the votes and capital. An additional 929,000 shares in Pyrosequencing have been purchased on the market.

In addition to the above-mentioned shares, Investor Growth Capital owns 2,438,601 warrants to buy shares in Pyrosequencing. If these warrants and warrants held by others are fully utilized, Investor Growth Capital's holding in the company will amount to 12.7 percent of the votes and capital in Pyrosequencing.

INVESTOR AB

For further information contact:

Mikael Horal, Managing Director, Investor Growth Capital;
+46 8 614 1814, +46 708 24 2014.

Fredrik Lindgren, Vice President, Corporate Communications, Investor AB:
+46 8 614 2031, +46 70 624 2031.

Our press releases can be accessed at www.investorab.com on the Internet.

Investor AB is the largest listed industrial holding company in the Nordic region. The company's business concept is to create shareholder value through long-term committed ownership and professional investment activities. Investor is a leading shareholder in a number of multinational companies, including AstraZeneca, Ericsson, and SEB. Investor also conducts private equity activities in North America, Europe and Asia.